Kips Bay Medical, Inc.

3405 Annapolis Lane, Suite 200

Minneapolis, MN 55447

November 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kips Bay Medical, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on June 25, 2012, as Amended September 25, 2012 and October 16, 2012
File No. 333-182333

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Kips Bay Medical, Inc. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on June 25, 2012, as amended September 25, 2012 and October 16, 2012 (File No. 333-182333), be withdrawn. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

/s/ Scott T. Kellen

Scott T. Kellen
Chief Operating Officer and Chief Financial Officer

cc: Manny Villafaña

Robert K. Ranum